Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars In Thousands)

	For The Years Ended December 31
	2010	2009	2008	2007	2006
Earnings (Loss) Before Income Taxes and Fixed Charges:
Income (loss) from continuing operations before income taxes	61,150	21,080	(123,600)	(174,870)	(110,620)
Fixed charges	56,920	61,330	61,000	81,370	93,840
Earnings (loss) before income taxes and fixed charges	118,070	82,410	(62,600)	(93,500)	(16,780)
Fixed Charges:
Interest expense	51,830	56,470	55,880	75,750	87,670
Estimated interest factor for rentals	5,090	4,860	5,120	5,620	6,170
Fixed charges	56,920	61,330	61,000	81,370	93,840
Ratio of earnings to fixed charges	2.1	1.3	n/a (1)	n/a (1)	n/a (1)

(1) For purposes of calculating the ratio of earnings to fixed charges, earnings represents income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges include interest expense, including amortization of deferred financing costs and debt extinguishment costs, and the portion of operating rental expense which management believes is representative of the interest component of rent expense (assumed to be 33%). For the years ended December 31, 2008, 2007 and 2006, additional earnings of $123.6 million, $174.9 million, and $110.6 million, respectively, would have been required to make the ratio 1.0x.